Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, May 12, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q1 2026 Results

Tom Albanese appointed Chair

Franco-Nevada realized record financial results in the first quarter of 2026, driven by higher commodity prices, contributions from newly acquired assets, a partial buy-back and a refund from the Canada Revenue Agency. “The sharp rise in oil prices is expected to positively impact our Q2 revenues, while our royalty and streaming model is largely insulated from the impact of energy prices on cost inflation. Franco-Nevada is unique as a mining equity that benefits from rising oil prices. We look forward to further growth from new assets, additional contributions from Cobre Panamá and the potential for a full resumption of the mine”, stated Paul Brink, President & CEO.

At today’s AGM, David Harquail gave his last address as Chair before taking on the title of Chair Emeritus. The Board thanked David for leading the IPO of Franco-Nevada and for the tremendous shareholder value he created over the ensuing 18 years.

“After almost 40 years of being in the gold royalty business, I would like to thank all of the shareholders, portfolio managers, the analysts and brokers who believed in us and helped make this latest version of Franco-Nevada “the GOLD Investment that WORKS””, commented David Harquail. “In a world confronted by political volatility and financial market instability, having Franco-Nevada as a lower-risk gold investment that is insulated from inflation and with a strong balance sheet is the right business model. I am proud of the wealth that this strategy has generated for our shareholders and that Franco-Nevada today is a financial powerhouse. I am also proud of the strong management team and Board that is in place to continue to deliver decades more of dividends to shareholders.”

Following the meeting, Tom Albanese was appointed as the independent non-executive Chair of its board of directors. Tom has most recently served as the Lead Independent Director of Franco-Nevada. He is a seasoned mining executive including prior CEO roles at both Rio Tinto plc and Vedanta Resources plc and many corporate director positions.

Financial Highlights – Q1 2026 compared to Q1 2025

●	$650.7 million in revenue, +77% – new record.
●	136,353 GEOs[1] sold, +8%.
●	126,020 Net GEOs[1] sold, +11%.
●	$520.4 million in operating cash flow, +80% – new record. Operating cash flow included a $49.5 million refund from the CRA as a result of the settlement reached in September 2025.
●	$591.9 million ($3.07/share) in Adjusted EBITDA[2], +84% – new records.
●	$468.6 million ($2.43/share) in net income, +123% – new records.
●	$458.3 million ($2.38/share) in Adjusted Net Income[2], +123% – new records. Adjusted Net Income included $55.1 million, or $0.28 per share, from the Cascabel buy-backs (net of tax).
●	$3.4 billion in Available Capital[3] as at March 31, 2026.

GEOs Sold and Revenue

Quarterly GEOs sold and revenue by commodity
	Q1 2026		Q1 2025
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	91,158	$436.9	85,523	$245.9
Silver	23,618	113.5	12,490	37.0
PGM	3,204	17.7	2,610	7.8
	117,980	$568.1	100,623	$290.7
DIVERSIFIED
Iron ore	3,794	$17.1	3,888	$12.4
Other mining assets	1,403	6.1	1,557	4.4
Oil	7,406	33.5	13,494	34.9
Gas	4,579	20.6	4,499	17.3
NGL	1,191	5.3	2,524	5.8
	18,373	$82.6	25,962	$74.8
GEOs and revenue from royalty, stream and working interests	136,353	$650.7	126,585	$365.5
Interest revenue and other interest income	—	$—	—	$2.9
Total GEOs and revenue	136,353	$650.7	126,585	$368.4

In Q1 2026, we recognized revenue of $650.7 million, an increase of 77% from Q1 2025, and sold 136,353 GEOs, an increase of 8% from Q1 2025. We benefited from record gold and silver prices achieved during the quarter, strong contributions from Antamina, South Arturo, Hemlo, Musselwhite, and incremental contributions from Côté Gold, Porcupine and Valentine, all of which were acquired or commenced production over the past year. We also benefited from an increase in revenue from our Diversified assets, particularly from our Vale iron ore interest, and our Haynesville and Marcellus gas assets.

Precious Metal assets accounted for 87% of our revenue in Q1 2026 (67% gold, 17% silver, and 3% PGM). Revenue was sourced 87% from the Americas (42% South America, 21% Canada, 15% U.S. and 9% Central America & Mexico).

Portfolio Additions

●	Acquisition of Royalty Portfolio from Victoria Gold Corp.– Canada and U.S.: Subsequent to quarter-end, on April 16, 2026, we closed the previously announced acquisition of a portfolio of six royalties previously held by Victoria Gold Corp. for total cash consideration of $40.0 million (C$55 million). The portfolio includes a 6.0% NSR (subject to a 5.0% buy-back at the operator’s election) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property, both in the Yukon. The portfolio also includes a milestone payment royalty on i-80 Gold Corp.’s Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon.
●	Partial Buy-Backs of Cascabel Stream and NSR – Ecuador: In March 2026, following the acquisition of SolGold plc (“SolGold”) by Jiangxi Copper (Hong Kong) Investment Company Limited, for and on behalf of Jiangxi Copper Company Limited (“JCC”), SolGold and JCC exercised their option to buy back 50% of the Cascabel stream and NSR. As a result, Franco-Nevada received the equivalent of $40.7 million (net of the ongoing payment of 20% of spot price per ounce delivered) as a one-time delivery of gold ounces for the buy-back of 50% of the Cascabel stream, and $97.5 million in cash for the buy-back of 50% of the Cascabel NSR. Our acquisition cost (on a proportionate 50% basis) was $23.3 million for the stream and $50.0 million for the NSR. These buy-backs resulted in a gain of $63.8 million recognized in net income and Adjusted Net Income for Q1 2026, but excluded from Adjusted EBITDA.
●	Acquisition of Stream on Casa Berardi Gold Mine – Quebec, Canada: On March 24, 2026, we closed the previously announced acquisition of a $100 million gold stream from Orezone Gold Corporation to support their acquisition of Hecla Mining’s producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project. Stream deliveries to Franco-Nevada consist of fixed deliveries of 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, with the first delivery received subsequent to quarter-end, on April 15, 2026, followed by variable deliveries of 5.0% of gold produced from Casa Berardi and other Quebec assets, and 2.5% of gold produced from Heva-Hosco. Gold ounces delivered will be subject to an ongoing payment of 20% of spot price.
●	Acquisition of Royalty with i-80 Gold Corp – Nevada, U.S.: On March 16, 2026, we closed the previously announced acquisition of a $250 million NSR from i-80 Gold. The royalty consists of a 1.5% NSR increasing to 3.0% in 2031 on all minerals produced from Granite Creek, the Ruby Hill Property (including Archimedes and Mineral Point), Cove and Lone Tree. Funding of the upfront payment of $225 million was made upon closing, with a further $25 million payable contingent on the incurrence, before the end of 2026, by i-80 Gold of an initial $25 million of budgeted expenditures to advance Mineral Point.

●	Acquisition of Royalty on Bullabulling Gold Project with Minerals 260 Limited – Australia: On February 26, 2026, we closed the previously announced acquisition of a $120 million (A$170 million) gross royalty from Minerals 260 Limited to support its development of the Bullabulling gold project located in Western Australia. The royalty consists of a 1.45% gross royalty over certain tenements on which Franco-Nevada already held a 1.00% royalty and a new 2.45% gross royalty over tenements where Franco-Nevada did not already hold an existing royalty. Upon production of an aggregate 4.0 Moz Au from royalty lands, the royalties, in aggregate, will step down from 2.45% to 1.63%. Additionally, Franco-Nevada subscribed for $35 million (A$50 million) of Minerals 260’s ordinary shares at a price of A$0.45 per share.

Cobre Panamá Update

Cobre Panamá remains in a phase of Preservation and Safe Management (“P&SM”) with production halted. As part of the P&SM plan approved by the government of Panama (the “GOP”), import of energy supplies commenced and Cobre Panamá’s power plant was restarted. As of the end of Q1 2026, Units 1 and 2 have been commissioned and synchronized to the national grid, and three coal vessels have been successfully received. Both units of the power plant have demonstrated reliable operation, meeting the power demands of the site and excess energy being sold to the national grid.

The integral audit, carried out by SGS Global, is ongoing, with five interim reports having been published, and the sixth report is expected to be published shortly. The integral audit and final seventh consolidated report are expected to be completed and published in Q2 2026.

Subsequent to quarter-end, on April 7, 2026, the GOP authorized the removal, processing, and export of stockpiled ore currently stored on site at the Cobre Panamá mine pursuant to the P&SM Plan. As a result, First Quantum estimates that Cobre Panamá will produce between 30,000 and 40,000 tonnes of copper in 2026, with the balance to be processed in 2027 for a total of approximately 70,000 tonnes. Based on these estimates, stream deliveries to Franco-Nevada are expected to total approximately 23,100 gold ounces and 265,000 silver ounces. Deliveries of stream ounces to Franco-Nevada, which are determined based on the sale of copper concentrate by First Quantum under its offtake agreements, are expected to commence in Q3 2026, with the majority of deliveries anticipated in 2027.

Sustainability Updates

During the quarter, we collaborated with the Young Mining Professionals Scholarship Fund to roll-out a dedicated Franco-Nevada Mining Industry Scholarship and, beginning with the 2026/27 academic year, will fund up to C$30,000 annually in renewable, merit-based scholarships for students enrolled in mining related university, college or trade school programs in Canada. During the period, we renewed Franco-Nevada’s commitment to Enseña Perú for the 2026/27 campaign in support of educational and community development initiatives in Peru. Subsequent to quarter end, we funded a contribution in partnership with i-80 Gold to support the Boys & Girls Club Early Learning Center in Eureka, Nevada. We continue to rank highly with leading ESG rating agencies, and improved our MSCI ESG rating to “AAA” during the quarter, placing us in the top rating tier.

Available Capital

We had $3.4 billion in Available Capital as at March 31, 2026. This was comprised of $714.7 million in cash and cash equivalents, $1,142.4 million in equity investments and $1.0 billion in unused credit facility with a $500.0 million accordion available directly to Franco-Nevada Corporation. Available credit was further bolstered subsequent to quarter-end by the addition of a second revolving credit facility of $500.0 million with a $250.0 million accordion, entered into by Franco-Nevada International Corporation, our wholly owned subsidiary.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this news release and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. Our 2026 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We remain on track to achieve our 2026 GEO sales guidance of 510,000 to 570,000 ounces, which does not include any potential contributions from Cobre Panamá.

While we expect to benefit from the recent approval of the processing of stockpiled ore at Cobre Panamá, GEO contributions for 2026 are expected to be relatively moderate, with the majority of deliveries anticipated in 2027. First Quantum estimates it will produce approximately 70,000 tonnes of copper from the processing of stockpiled ore. This would result in stream deliveries to Franco-Nevada of approximately 23,100 gold ounces and 265,000 silver ounces.

As a royalty and streaming company, our revenues are largely insulated from the sharp increase in oil prices. Our guidance continues to be based on the commodity price assumptions used at the beginning of the year. Should oil prices remain elevated, we would expect a positive impact on our Energy revenue. An increase of $10 relative to our assumed WTI price of $70 per barrel would be expected to increase oil revenue by approximately 12%. In Q1 2026, oil revenue amounted to $33.5 million. Natural gas liquids, which have seen similar price appreciation, contributed a further $5.3 million.

The following table presents our Q1 2026 actual performance compared to our 2026 guidance.

	2026 Guidance (1) (2)	Q1 2026 Actual
Commodity
Gold ounces sold (oz)	360,000 to 400,000	91,158
Silver ounces sold (oz)	4,700,000 to 5,500,000	1,417,077
PGMs ounces sold (oz)	32,000 to 37,000	7,834
Diversified revenue (millions)	$245 to $285	$82.6

GEOs Sold (oz)	510,000 to 570,000	136,353
1	Our 2026 guidance assumes the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 period are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental. Our guidance does not reflect any buy-backs which may be elected at the discretion of our operators with the exception of the buy-back of the Cascabel royalty and stream, which occurred in March 2026.

Q1 2026 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets amounted to 117,980 GEOs for Q1 2026, an increase of 17% from 100,623 GEOs in Q1 2025. This was primarily due to robust production at Antamina and South Arturo, and contributions from Porcupine and Côté Gold which royalties were acquired in April and June 2025, respectively.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q1 2026 were lower than those sold in Q1 2025, as the prior period quarter included the sale of 3,333 GEOs from inventory held at December 31, 2024. In addition, production at the mine was lower compared to last year, which had the benefit of higher-grade ore from Phase 11. Lundin Mining expects production to be weighted towards H2 2026 when it expects to access higher grade ore from Phase 12.
●	Antapaccay (gold and silver stream) – GEOs sold in Q1 2026 were higher than those sold in Q1 2025, primarily due to mine sequencing and timing of shipments.
●	Antamina (22.5% silver stream) – Silver ounces sold in Q1 2026 were higher than in Q1 2025. The increase in deliveries is attributable to higher silver grades in the current period and timing of shipments.
●	Tocantinzinho (gold stream) – GEOs sold in Q1 2026 were relatively consistent with those sold in Q1 2025. Gold production was lower in the quarter than in previous quarters due to planned processing of lower grade ore. G Mining Ventures expects production to be weighted towards H2 2026 as higher-grade mineralization becomes available in accordance with the mine plan. GEOs sold in the prior year quarter also included the sale of 667 GEOs from inventory held at December 31, 2024.
●	Condestable (gold and silver stream) – There were no GEO deliveries from Condestable during the quarter as the stream transitioned from fixed deliveries to variable deliveries. Variable deliveries for the Condestable stream are due 15 days following the end of each quarter. 3,146 GEOs attributable to the mine’s Q1 2026 production period were received in April 2026. This compares to 2,994 GEOs sold in Q1 2025.
●	Yanacocha (1.8% royalty) – GEOs from our Yanacocha royalty were higher in Q1 2026 than in Q1 2025, with strong contributions from the mine which produced 144,000 gold ounces in the current period. Newmont anticipates total production for 2026 of approximately 460,000 gold ounces.

Central America & Mexico:

●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold in Q1 2026 were slightly lower than in Q1 2025, as the prior period quarter included the sale of 2,216 GEOs from inventory held at December 31, 2024. In February 2026, Coeur Mining announced an increase in gold mineral reserves of 40%, extending the mine life by approximately five years.
●	Cobre Panamá (gold and silver stream) – During the quarter, we sold 935 GEOs in connection with the sale of concentrate that had remained on site when production was suspended in November 2023. As a result of the approval of the processing of stockpiled ore at Cobre Panamá, we expect additional stream deliveries of approximately 23,100 gold ounces and 265,000 silver ounces. Deliveries for 2026 are expected to be relatively moderate, with the majority of deliveries anticipated in 2027.

Canada:

●	Côté Gold (7.5% GMR) – GEOs from Côté were lower in Q1 2026 than in Q4 2025, as the mine produced 74,700 gold ounces (100% basis) compared to 87,200 ounces in Q4 2025. Throughput in the quarter was limited by unplanned conveyor downtime. Performance improved in April 2026. In addition, gold production is expected to be more heavily weighted towards H2 2026 based on expected higher grades as determined by the scheduled mine sequence. An updated mineral resource estimate for Côté is planned for Q2 2026, followed by a technical report that is on track by year-end and is expected to outline a larger-scale mine incorporating both the Côté and Gosselin zones.

●	Detour Lake (2% royalty) – Agnico Eagle reported strong production from Detour during the quarter driven by higher availability and productivity of the hauling fleet. Development activities for the underground project continued, with the exploration ramp reaching a depth of 147 metres and overburden removal commencing for the conveyor-ramp portal. Exploration drilling, which totalled 39,052 metres during the quarter, continued to expand and infill the mineralization below and to the west of the mineral resource pit.
●	Hemlo (50% NPI and 3% NSR) – We earned 5,841 GEOs in Q1 2026, a decrease compared to 6,347 GEOs in Q1 2025. GEOs recognized in the current period included 2,100 GEOs related to Q4 2025. Hemlo Mining Corporation continued to advance several optimization initiatives during the quarter, including transitioning to an owner-operated model, launching a 130,000-metre drill program, and advancing an updated mineral resource estimate and mine plan.
●	Porcupine (4.25% royalty) – In April 2026, Discovery Silver reported strong exploration results at all operations, including multiple high-grade intersections from resource conversion and extension drilling at Hoyle Pond and Borden, favourable drill results within and along strike of current resources at Pamour, and encouraging results from district exploration drilling at Owl Creek. In March 2026, Discovery announced the acquisition of Glencore’s Kidd Operations which will provide Discovery with the ability to potentially double production from their Timmins complex.
●	Greenstone (3% royalty) – Equinox Gold reported operational improvements in Q1 2026, with winter mining rates averaging 180 ktpd, consistent with expectations. Mill throughput exceeded nameplate capacity of 27 ktpd for 51% of days in Q1 2026 compared to 36% in Q4 2025.
●	Valentine (3% royalty) – Equinox Gold reported that the ramp-up is progressing well, with the mine averaging 90% of nameplate capacity for Q1 2026. Once operating at design capacity, Valentine Gold is expected to produce between 175,000 and 200,000 ounces of gold annually. Equinox is also continuing to advance the Phase 2 expansion which would increase average annual production to approximately 223,000 ounces for ten years.
●	Musselwhite (5% NPI) – In April 2026, Orla Mining continued to report exploration success at Musselwhite, with stacked extension zones expanding the mine trend by more than two kilometers and providing for significant mine life extension. Surface drilling within 10km of the mill identified multiple targets for potential open-pit satellite deposits, including at Camp Bay which is covered by our NPI.
●	Sudbury (gold and PGM stream) – GEOs sold from our Sudbury stream were higher in Q1 2026 than in Q1 2025. Production relates to the McCreedy West Mine operated by Magna Mining. Since acquiring the assets in January 2025, Magna continues to evaluate production opportunities at McCreedy West as it continues to receive new diamond drilling information and optimizes its plan to increase production and profitability.
●	Eskay Creek (2.5% royalty) – Skeena Resources reported that construction was 49% complete as of February 28, 2026 and that the project remains on schedule, with initial production targeted for Q2 2027 and commercial production for Q3 2027. In April 2026, Skeena raised $750 million through the issuance of senior secured notes.
●	Canadian Malartic (1.5% royalty) – At Odyssey, production from the East Gouldie ramp commenced in March 2026, three months ahead of schedule. Gold production was in line with plan at approximately 27,400 ounces, with Odyssey expected to contribute approximately 120,000 ounces of gold in 2026. It is estimated that Franco-Nevada’s East Gouldie claims cover approximately 28% of the East Gouldie reserve, with drilling continuing to extend East Gouldie to the east in both the upper and lower portions of the deposit. For 2026, Franco-Nevada estimates 600-700 GEOs will be received from our royalty interest at Canadian Malartic.

U.S.:

●	Stillwater (5% royalty) – Sibanye-Stillwater reported that its US PGM Operations were converting its stoping technique to allow increased volumes mined. The phased implementation is expected to be completed by H2 2028. Sibanye-Stillwater expects steady-state production of approximately 410,000 ounces by 2029, with Stillwater West providing future optionality and upside.
●	South Arturo (4-9% royalties) – GEOs sold in Q1 2026 were higher than in Q1 2025, as Nevada Gold Mines continues to mine the South Arturo pit in 2026, in line with the Carlin mine plan.
●	Bald Mountain (1-5% royalties) – Kinross reported that the Redbird project advanced across several key areas during the quarter, including mining, construction of processing infrastructure, and earthworks for the heap leach pad extension. The Redbird project, along with five additional satellite pits, is expected to incrementally produce a total of 640,000 gold ounces and extends the mine life to 2032.
●	i-80 (1.5% royalty) – In March 2026, i-80 completed a recapitalization plan which is expected to fully fund its development plan through Phase 1 and Phase 2, with a path to funding Phase 3. In April, i-80 announced positive assay results from its drilling campaign at the Archimedes project. i-80 commenced construction of Archimedes in Q3 2025.

Rest of World:

●	Western Limb (gold and platinum stream) – GEOs sold in Q1 2026 were lower than in the prior year quarter. Deliveries received in Q1 2025 related to four months of production, commencing from the effective date of the agreement (September 1, 2024) through December 31, 2024.
●	Tasiast (2% royalty) – GEOs from our Tasiast royalty were higher than in Q1 2025, due to higher production supported by higher grades.
●	Subika (Ahafo) (2% royalty) – GEOs from our Subika (Ahafo) royalty were lower in Q1 2026 than in Q1 2025 as mining activities in the Subika open pit were completed as planned in Q3 2025. Production on royalty ground continues at the Subika Underground, where Newmont plans to increase its investment in exploration and advanced projects.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $82.6 million in revenue, compared to $74.8 million in Q1 2025. When converted to GEOs, our Diversified assets contributed 18,373 GEOs, compared to 25,962 GEOs in Q1 2025. The lower GEOs are due to using a higher gold price for conversion ($4,500 per ounce for the current period).

Other Mining:

●	Vale (iron ore royalty) – Revenue from the Vale royalty increased when compared to Q1 2025, largely driven by the inclusion of sales from the Southeastern System following the achievement of the cumulative sales threshold of 1.7 billion tonnes of iron ore in April 2025.
●	LIORC – Revenue from our attributable interest on the Carol Lake mine in Q1 2026 was lower than in Q1 2025. LIORC declared a cash dividend of C$0.30 per common share in the current period, compared to C$0.50 in Q1 2025. Production at IOC in Q1 2026 was lower due to adverse weather and ongoing challenges including mine equipment reliability.
●	Ring of Fire – In March 2026, the government of Ontario released an accelerated plan for all-season road construction into the Ring of Fire, with construction scheduled to commence in mid-2026. The Ontario government has also signed new economic partnerships with Marten Falls First Nation and Webequie First Nation. In December 2025, the Ontario and Canadian federal governments signed a cooperation agreement aimed at eliminating duplicative environmental and impact assessment processes through the “One Project, One Process” framework.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased to $43.0 million in Q1 2026, compared to $41.8 million in Q1 2025. The increase was driven by higher production at our Haynesville interests, and higher realized gas prices at Marcellus due to weather-related seasonality.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was $16.4 million in Q1 2026, compared to $16.2 million in Q1 2025 due to higher realized oil prices. Our Weyburn NRI benefited from stronger pricing and lower expenses compared to Q1 2025.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.44 per share. The dividend will be paid on June 25, 2026, to shareholders of record on June 11, 2026 (the “Record Date”). The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This news release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information and Details for Q1 2026 Conference Call

The complete Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our Q1 2026 quarterly results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	May 13th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/4eu8kF3

Webcast:	www.franco-nevada.com
Replay (available until May 20th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Pass code: 31601#

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana	Bonavie Tek
Chief Financial Officer	VP, Finance & Investor Relations
(416) 306-6303	(416) 306-6309
info@franco-nevada.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, any ongoing or future audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panamá mine. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian real, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panamá mine. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”) and Net Gold Equivalent Ounces (“Net GEOs”):
●	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Where the Company receives gold and silver bullion in-kind as payment for its royalties, GEOs are recognized at the time of receipt of such bullion. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. Beginning in 2026, the Company adopted fixed GEO conversion ratios based on the pricing assumptions outlined in our guidance. This methodology replaces our previous methodology which was based on variable GEO conversion ratios using prevailing market prices. Our 2026 guidance, as disclosed in our 2025 MD&A filed on March 10, 2026, assumed the following commodity prices: $4,500/oz Au, $75.00/oz Ag, $2,000/oz Pt, $1,650/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas. GEOs for the 2026 period are calculated based on fixed conversion ratios based on the prices assumed in this 2026 guidance.
●	Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

Calculation of Net Gold Equivalent Ounces:

	For the three months ended
	March 31,
(expressed in millions, excepts GEOs and Gold Price)	2026	2025
GEOs	136,353	126,585
Less:
Cash Costs	$46.5	$38.5
Divided by: Gold price per ounce	$4,500	$2,863
	10,333	13,447
Net GEOs	126,020	113,138

2.	NON-GAAP FINANCIAL MEASURES:
●	Adjusted Net Income, Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA, Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the three months ended March 31, 2026 dated May 12, 2026 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Change in Composition of Adjusted Net Income – Gains on buy-backs of royalty and stream interests: Effective Q1 2026, the Company updated the composition of its Adjusted Net Income (and related per share and margin amounts) to no longer adjust for gains on contractual buy-backs of royalty and stream interests. Previously, gains on buy-backs were an adjusting item when calculating Adjusted Net Income (and related per share and margin amounts). Management continues to adjust for gains or losses on sales on discretionary sales of mineral interests when calculating these non-GAAP measures. Management believes that this change more appropriately reflects the Company’s operating performance as contractual buy-backs are embedded in the terms of many of the Company’s royalty and stream interest agreements, such that they occur in the ordinary course and are an integral part of Franco-Nevada’s royalty and stream business. Unlike less common discretionary sales of mineral interests, these transactions are evaluated by management when assessing overall returns from our royalty and stream interests, and accordingly, we believe such gains should not be eliminated for purposes of calculating Adjusted Net Income and related per share amounts, when evaluating performance for investors. This change is reflected on a full retrospective basis.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests (excluding gains on buy-backs of royalty and stream interests) and investments; impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment losses and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; gains on buy-backs of royalty and stream interests, impairment losses and expected credit losses related to equity investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2026	2025
Net income	$468.6	$209.8
Foreign exchange gain and other income	(12.4)	(5.7)
Tax effect of adjustments	2.1	1.5
Adjusted Net Income	$458.3	$205.6
Basic weighted average shares outstanding	192.8	192.6
Adjusted Net Income per share	$2.38	$1.07

	For the three months ended
	March 31,
(expressed in millions, except Adjusted Net Income Margin)	2026	2025
Adjusted Net Income	$458.3	$205.6
Divided by: Revenue	650.7	368.4
Adjusted Net Income Margin	70.4%	55.8%

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2026	2025
Net income	$468.6	$209.8
Income tax expense	126.3	59.8
Finance income	(5.5)	(11.1)
Finance expenses	0.8	0.7
Depletion and depreciation	77.9	68.4
Gain on buy-back of royalty and stream interests	(63.8)	—
Foreign exchange gain and other income	(12.4)	(5.7)
Adjusted EBITDA	$591.9	$321.9
Basic weighted average shares outstanding	192.8	192.6
Adjusted EBITDA per share	$3.07	$1.67

	For the three months ended
	March 31,
(expressed in millions, except Adjusted EBITDA Margin)	2026	2025
Adjusted EBITDA	$591.9	$321.9
Divided by: Revenue	650.7	368.4
Adjusted EBITDA Margin	91.0%	87.4%

3.	AVAILABLE CAPITAL: Available Capital comprises our cash and cash equivalents of $714.7 million as at March 31, 2026, our equity investments (excluding our long-term investment in Labrador Iron Ore Company of Canada) of $1,142.4 million and the amount available to borrow under our $1.0 billion corporate revolving credit facility and its accordion of $500.0 million as at March 31, 2026. Subsequent to quarter-end, on May 8, 2026, FNIC entered into a revolving credit facility of $500.0 million with a $250.0 million accordion.

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At March 31,	At December 31,
	2026	2025
ASSETS
Cash and cash equivalents	$714.7	$670.9
Receivables	267.5	241.9
Gold and silver bullion and stream inventory	123.3	40.1
Other current assets	22.1	68.5
Current assets	$1,127.6	$1,021.4

Royalty, stream and working interests, net	$6,307.2	$6,043.1
Investments	1,322.0	1,141.3
Deferred income tax assets	19.8	23.2
Other assets	21.0	12.4
Total assets	$8,797.6	$8,241.4

LIABILITIES
Accounts payable and accrued liabilities	$49.7	$44.9
Income tax liabilities	133.5	78.1
Current liabilities	$183.2	$123.0

Deferred income tax liabilities	$487.0	$440.7
Income tax liabilities	12.4	33.8
Other liabilities	8.3	8.6
Total liabilities	$690.9	$606.1

SHAREHOLDERS’ EQUITY
Share capital	$5,813.9	$5,803.4
Contributed surplus	16.5	21.6
Retained earnings	1,771.6	1,379.8
Accumulated other comprehensive income	504.7	430.5
Total shareholders’ equity	$8,106.7	$7,635.3
Total liabilities and shareholders’ equity	$8,797.6	$8,241.4

The condensed consolidated interim financial statements and accompanying notes can be found in our Q1 2026 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2026	2025
Revenue
Revenue from royalty, streams and working interests	$650.7	$365.5
Interest revenue	—	2.9
Total revenue	$650.7	$368.4

Costs of sales
Costs of sales	$46.5	$38.5
Depletion and depreciation	77.9	68.4
Total costs of sales	$124.4	$106.9
Gross profit	$526.3	$261.5

Other operating (income) expenses
General and administrative expenses	$9.2	$9.4
Share-based compensation expenses	6.2	5.7
Gain on buy-back of royalty and stream interests	(63.8)	—
Gain on sale of gold and silver bullion	(3.1)	(7.1)
Total other operating (income) expenses	$(51.5)	$8.0
Operating income	$577.8	$253.5
Foreign exchange gain and other income	$12.4	$5.7
Income before finance items and income taxes	$590.2	$259.2

Finance items
Finance income	$5.5	$11.1
Finance expenses	(0.8)	(0.7)
Net income before income taxes	$594.9	$269.6

Income tax expense	126.3	59.8
Net income	$468.6	$209.8

Other comprehensive income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(51.9)	$2.7

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	133.7	148.8
Other comprehensive income, net of taxes	$81.8	$151.5

Comprehensive income	$550.4	$361.3

Earnings per share
Basic	$2.43	$1.09
Diluted	$2.43	$1.09
Weighted average number of shares outstanding
Basic	192.8	192.6
Diluted	193.2	192.9

The condensed consolidated interim financial statements and accompanying notes can be found in our Q1 2026 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended
	March 31,
	2026	2025
Cash flows from operating activities
Net income	$468.6	$209.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	77.9	68.4
Share-based compensation expenses	1.1	2.1
Gain on buy-back of royalty and stream interests	(63.8)	—
Unrealized foreign exchange gain	(1.3)	(6.0)
Deferred income tax expense	33.7	9.1
Gain on sale of gold and silver bullion	(3.1)	(7.1)
Gain on derivative financial instruments	(11.0)	(0.1)
Other non-cash items	(0.2)	(0.2)
Gold and silver bullion from royalties received in-kind	(47.4)	(19.2)
Proceeds from sale of gold and silver bullion	15.1	30.2
Receipt of deposits and interest from Canada Revenue Agency	49.5	—
Increase in other assets	(8.2)	—
Operating cash flows before changes in non-cash working capital	$510.9	$287.0
Changes in non-cash working capital:
Increase in receivables	$(25.6)	$(8.4)
(Increase) decrease in other current assets	(3.2)	8.9
Increase in accounts payable and accrued liabilities	38.3	1.4
Net cash provided by operating activities	$520.4	$288.9

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(449.4)	$(505.2)
Acquisition of investments	(35.3)	(52.3)
Proceeds from buy-back of royalty interest	97.5	—
Acquisition of gold bullion from buy-back of stream interest	(10.2)	—
Acquisition of energy well equipment	(0.3)	(1.2)
Acquisition of property and equipment	(0.2)	(2.0)
Proceeds from sale of investments	—	9.7
Net cash used in investing activities	$(397.9)	$(551.0)

Cash flows used in financing activities
Payment of dividends	$(80.5)	$(70.2)
Capitalized debt issue costs	(0.7)	—
Proceeds from exercise of stock options	0.4	3.4
Net cash used in financing activities	$(80.8)	$(66.8)
Effect of exchange rate changes on cash and cash equivalents	$2.1	$5.7
Net change in cash and cash equivalents	$43.8	$(323.2)
Cash and cash equivalents at beginning of period	$670.9	$1,451.3
Cash and cash equivalents at end of period	$714.7	$1,128.1

Supplemental cash flow information:
Income taxes paid	$58.1	$47.5
Dividend income received	$1.6	$3.3
Interest and standby fees paid	$0.8	$1.0

The condensed consolidated interim financial statements and accompanying notes can be found in our Q1 2026 Quarterly Report available on our website